FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Interim Financial Statements & Related Documents Period Ending June 30, 2008

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X             FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: September 4, 2008

BY:

Chris Robbins

It’s       Vice President

(Title)

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Anglo Swiss Resources Inc.

(an exploration stage company)

Quarterly Financial Statements

June 30, 2008

(expressed in Canadian dollars)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the un-audited financial statements for the period ended June 30, 2008.

Anglo Swiss Resources Inc.

(an exploration stage company)

Balance Sheets (unaudited)

As at June 30, 2008 and December 31, 2007

(expressed in Canadian dollars)

	June 30, 2008 $	December 31, 2007 $

Assets

Current assets
Cash and cash equivalents	1,989,737	4,151,934
Accounts receivable and subscriptions receivable	166,196	207,983
Prepaid expenses	134,553	4,240

	2,290,486	4,364,157

Reclamation bond	20,800	20,800

Property, plant and equipment	822,646	746,219

Mineral properties (note 3)	5,811,083	4,586,447

	8,945,015	9,717,623

Liabilities

Current liabilities
Accounts payable and accrued liabilities	350,840	535,179
Future income tax liability	664,384	-

Shareholders’ Equity

Capital stock (note 4)
Authorized
500,000,000 common shares without par value
400,000,000 preferred shares without par value
Issued
101,637,837 (2007 - 100,422,837 common shares)	18,397,447	18,866,832

Options (note 4)	1,373,774	1,124,470

Warrants (note 4)	768,541	768,541

Contributed surplus (note 4)	401,007	401,007

Deficit	(13,010,978)	(11,978,406)

	7,929,791	9,182,444

	8,945,015	9,717,623

Going concern and nature of operations (note 1)
The attached notes form an integral part of the financial statements

Approved by the directors:

“Leroy Wolbaum”, Director

“Greg Pendura”, Director

Anglo Swiss Resources Inc.

(an exploration stage company)

Statements of Loss and Deficit (unaudited)

For the periods ended June 30, 2008 and 2007

(expressed in Canadian dollars)

	3 Months Ended June 30, 2008 $	3 Months Ended June 30, 2007 $	6 Months Ended June 30, 2008 $	6 Months Ended June 30, 2007 $

Expenses
Interest and other income	(21,430)	(1,882)	(30,072)	(2,025)
Administrative	40,157	10,131	94,006	16,394
Consulting fees	54,000	15,000	133,000	30,000
Depreciation	45,417	854	91,819	1,679
Filing fees	9,165	8,331	19,165	17,306
General exploration	53,047	1,895	59,933	3,697
Interest and service charges	1,287	2,935	5,034	3,109
Professional fees	13,569	69,397	26,789	74,874
Shareholders’ information	187,092	19,242	341,416	27,771
Stock-based compensation	207,172	53,100	249,304	106,201
Transfer agent fees	2,952	5,295	9,134	6,288
Travel and promotion	21,258	1,631	33,045	1,650
Write-down of mineral properties	-	-	-	-

Loss before income taxes	613,686	185,929	1,032,573	286,944

Income tax recovery – future income taxes	-	-	-	-

Loss for the year	613,686	185,929	1,032,573	286,944

Deficit - Beginning of year	12,397,292	9,750,631	11,978,405	9,649,616

Deficit - End of period	13,010,978	9,936,560	13,010,978	9,936,560

Weighted average number of shares outstanding	94,517,641	69,722,688	94,517,641	69,722,688

Basic and diluted loss per share	0.01	0.00	0.01	0.00

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)

Statements of Cash Flows (unaudited)

For the periods ended June 30, 2008 and 2007

(expressed in Canadian dollars)

	3 Months Ended June 30, 2008 $	3 Months Ended June 30, 2007 $	6 Months Ended June 30, 2008 $	6 Months Ended June 30, 2007 $

Cash flows used in operating activities
Loss for the year	(613,686)	(185,929)	(1,032,573)	(286,944)
Items not affecting cash
Depreciation	45,417	854	91,819	1,679
Write-down of mineral properties	-	-	-	-
Stock-based compensation	207,172	53,100	249,304	106,201
Income tax recovery	-	-	-	-

Changes in non-cash working capital
Accounts receivable	(61,028)	16,812	41,787	15,909
Prepaid expenses	(71,130)	9,548	(130,313)	1,185
Accounts payable and accrued liabilities	(97,266)	(31,214)	(184,340)	(28,392)

	(590,521)	(136,829)	(964,316)	(190,362)

Cash flows from financing activities
Proceeds from issuance of private placement and options	46,500	500,000	195,000	500,000
Share issue cost	-	-	-	-

	46,500	500,000	195,000	500,000

Cash flows used in investing activities
Purchase of equipment	(167,619)	-	(168,246)	-
Mineral property acquisition	(40,000)	(267,977)	(40,000)	(270,486)
Mineral property (cost) recoveries	(1,002,610)	-	(1,184,635)	-

	(1,210,229)	(267,977)	(1,392,881)	(270,486)

Increase in cash and cash equivalents	(1,754,250)	95,194	(2,162,197)	39,152

Cash and cash equivalents - Beginning of year	3,743,987	8,829	4,151,934	64,871

Cash and cash equivalents - End of year	1,989,737	104,023	1,989,737	104,023

Supplemental disclosure of non cash
Investing and financing activities
Shares issued for mineral properties	-	-	-	-
Shares issued for agent issue costs	-	-	-	-

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements (unaudited)

For the six months ended June 30, 2008

 (expressed in Canadian dollars)

Going concern and nature of operations

At June 30, 2008, the company has working capital of $1,939,647. As is typical for an exploration stage company, the company has experienced losses in the current and prior periods and there is an accumulated deficit of $13,010,978.  The company expects to continue to incur losses and is dependent on equity financing to be able to meet its obligations as they fall due.  Accordingly, there is some doubt about the ability of the company to continue as a going concern.

The company will require additional financing to further the exploration of its mineral properties. Management plans to continue to raise equity funding and work with joint venture partners to further advance its projects. While the company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

The company is in the process of exploring its gold, diamond and gemstone properties in Canada, and will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, maintaining title to the properties, the ability of the company to obtain the necessary financing to complete the exploration and ultimate development, and upon future profitable production or proceeds from the disposition of the properties.

These financial statements have been prepared on a going concern basis, which assumes the company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern, which could be material.

Basis of presentation

The interim financial statements for Anglo Swiss Resources Inc. have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with those applied to the most recent annual financial statements.  These interim financial statements do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s financial statements for the year ended December 31, 2007.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements (unaudited)

For the six months ended June 30, 2008

(expressed in Canadian dollars)

Mineral properties

	Acquisition costs $	Exploration expenditures $	Total $
Kenville
Balance - December 31, 2007	1,377,476	481,162	1,858,638
Expenditures	-	1,105,891	1,105,891
Balance – June 30, 2008	1,377,476	1,587,053	2,964,529

Blu Starr
Balance - December 31, 2007	812,306	570,623	1,382,929
Expenditures	-	17,498	17,498
Balance – June 30, 2008	812,306	588,121	1,400,427

McAllister
Balance - December 31, 2007	-	7,967	7,967
Expenditures	-	-	-
Balance – June 30, 2008	-	7,967	7,967

New Shoshoni Claims
Balance - December 31, 2007	134,000	1,065,413	1,199,413
Acquisition costs	40,000	-	40,000
Expenditures	-	50,943	50,943
Balance – June 30, 2008	174,000	1,116,356	1,290,356

Group of Four Claims
Balance - December 31, 2007	137,500	-	137,500
Expenditures	-	10,304	10,304
Balance – June 30, 2008	137,500	10,304	147,804

Total mineral properties - December 31, 2007	2,461,282	2,125,165	4,586,447

Total mineral properties – June 30, 2008	2,501,282	3,309,801	5,811,083

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements (unaudited)

For the six months ended June 30, 2008

 (expressed in Canadian dollars)

4

Capital stock

Common shares issued and outstanding

	Common shares	Amount $

Balance - December 31, 2007	100,422,837	18,866,831

Capital stock issued
Shares issued for property	-	-
Shares issued for cash	425,000	44,000
Warrants	790,000	151,000
Income tax effect - renounced flow through expenditures	-	(664,384)

Balance – June 30, 2008	101,637,837	18,397,447

Contributed Surplus, Options and Warrants

	Options $	Warrants $	Contributed Surplus $

Balance - December 31, 2007	1,124,470	768,541	401,007

Stock based compensation	249,304	-	-

Balance – June 30, 2008	1,373,774	768,541	401,007

Options

The company has a fixed stock option plan which was amended in June 2008 to allow a greater number of options. Under the terms of the plan, the company may grant options to eligible directors, employees and consultants of the company, up to a maximum of 20,250,000 common shares (previously 14,850,000).  Options may be issued under the stock option plan at the sole discretion of the company’s board of directors. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the company’s board of directors, provided that the exercise price is no less than either the average high and low price of the company’s common stock traded on the TSX Venture Exchange for 10 days prior to the grant or the closing price of the company’s common shares on the day the options are granted.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements (unaudited)

For the six months ended June 30, 2008

 (expressed in Canadian dollars)

Capital Stock continued.

Options

Options Outstanding	Number of Shares	Weighted Average Exercise Price

Options outstanding - January 1, 2008	14,375,000	$0.11
Granted	5,655,000	$0.25
Exercised	(425,000)	$0.104
Expired	-	-
Options outstanding – June 30, 2008	19,605,000	$0.11

Options exercisable – June 30, 2008	12,501,250	$0.12

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2008	2007

Expected dividend yield	Nil	nil
Average risk-free interest rate	3.40%	3.75%
Expected life	5 years	5 years
Expected volatility	108%	108%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

Warrants

	Expiry Date	Exercise Price	Amount

Warrrants outstanding - January 1, 2008	Dec. 29, 2009	$0.37	13,831,512
Granted during year		-	-
Exercised during year		$0.19	(790,000)

Warrants outstanding – June 30, 2008		$0.43	13,041,512

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements (unaudited)

For the six months ended June 30, 2008

 (expressed in Canadian dollars)

Related party transactions

a)

Included in accounts payable and accrued liabilities is $302,617 (2007 - $164,467) due to directors and organizations controlled by directors, and $15,717 (2007 - $139,854) due to a law firm in which an officer of the company is a partner.

b)

The company incurred consulting fees of $133,000 (2007 - $30,000) for management services provided by directors or officers or organizations controlled by such parties.

c)

The Company incurred fees of $84,000 (2007 - $nil) for investor relations consulting services provided by a director and officers or organizations controlled by such parties

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

Outstanding matters

The Company received an additional claim with respect to the previously discussed law suit to the OJVA on the Kenville property on November 6, 2007, filed by Gold Standard Resource Corp (“GSR”) that duplicates the relief sought in the original claim dated December 27, 2006.  The Company has filed its Statement of Defense and denies each and every allegation of fact contained in the claim with respect to the OJVA.

The Company believes that this suit is not properly brought forth as it is contrary to Rule 5(3) of the Rules of Court of British Columbia and that GSR is attempting to avoid ongoing attempts by Anglo Swiss to proceed with an application for the Plaintiffs to provide security for costs dated January 25, 2007.  There is also an outstanding application by GSR to be added to the original claim dated March 8, 2007.

Anglo Swiss believes this claim to be without merit and is meant to cause the Company extra costs and to allow GSR to circumvent outstanding matters in the original claim and try to create a multiplicity of proceedings, contrary to the provision of the Law and Equity Act R.S.B.C.1996.c.253.  Pursuant to the OJVA, in the first quarter of 2007 Anglo Swiss appointed an Auditor to audit the exploration expenditures alleged by the Optionees during the term of the OJVA.  The Optionees failed to comply with the Auditor after repeated requests for the Audit materials and the Audit was completed with no basis to support the Optionees’ alleged expenditures.

The Company will continue to defend its 100% ownership of the Kenville property.  Anglo Swiss has retained Ferris, Vaughan, Wills & Murphy LLP as council in this matter.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Financial Statements (unaudited)

For the six months ended June 30, 2008

 (expressed in Canadian dollars)

Subsequent event

Anglo Swiss Resources Inc. has extended the expiration date related to 5.35 million warrants issued in a private placement completed on August 10, 2007 to February 10, 2009. The option price is unchanged.

 FORM 51-102F1

ANGLO SWISS RESOURCES INC.
Interim Management’s Discussion and Analysis
Six Month Period Ended June 30, 2008

DATED August 20, 2008

Introduction and Overview

Anglo Swiss is a junior mineral exploration company listed on the TSX Venture Exchange as a Tier 2 company under the trading symbol “ASW”.  The Company is also inter-listed in the United States on the OTC Bulletin Board under the trading symbol “ASWRF” and effective February of 2004 quoted on the Berlin Exchange in Germany under the trading symbol “AMO”.

Anglo Swiss is in the business of the  acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing mineral properties and our current operations on our various properties are exploratory searches for mineable deposits of minerals. Before and during the period ended March 31, 2008, Anglo Swiss has been primarily engaged in the renewed exploration of the Kenville Mine property (metals) and the Fry Inlet property (diamonds).

This MD&A is dated August 20, 2008 and discloses specified information up to that date. Anglo Swiss is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principals applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the annual audited financial statements for the year ended December 31, 2007 and related notes attached thereto (the “2007 Financial Statements”). Throughout this report we refer from time to time to “Anglo Swiss”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Anglo Swiss Resources Inc. which is the reporting issuer in this document.

We recommend that readers consult the “Cautionary Statement” at the end of this report.

Overall Performance

The following summarizes the significant events and transactions in our mineral projects during the period.

Kenville Mine Property (100% Owned)

The Kenville Property continues to be the major asset of the Company, with 385.82 hectares of staked mineral claims and 180.88 hectares of Crown granted mineral claims plus three - fee simple district lots. Due to the recent and continued increase in the global metals commodities market, the Company is of the opinion that the value of the property, plant and equipment has most likely increased.

This property is very advanced; from the underground infrastructure to the surface facilities, mill building, assay laboratory, safety lab, miner’s dry, maintenance and repair shop and the mine manager’s residence.  The equipment on site is extensive with all of the required ancillary equipment necessary to operate underground mining such as ore cars, coarse ore bins, jaw and cone crushers and the milling circuit.

The Kenville property is currently undergoing extensive exploration and development to meet the Company’s objectives for fiscal 2008. The Company is currently exploring the property consisting of the 10,000 meter (32,800’) diamond drill program (expanded to up to 20,000 meters) and the Insight Geophysical program consisting of approximately 18 line km of gradient I.P. surveying (~8 km to the north and ~10 km to the east) with 5 Insight Sections.

The Company has also commenced operations of its quarry operations through its wholly owned subsidiary “Kenville Sand & Gravel Inc.” and is completing the rehabilitation of the Mill and Plant for gold and other metals recovery this summer. Further updates on the Quarry production and the Mill and Plant operations will be released in the near future.

The Kenville diamond drilling program has been in progress since the first week of May, 2008. The majority of the drill program, to date has been carried out on the west side of Eagle Creek, testing both gold-bearing quartz vein and disseminated or porphyry-style copper targets.

To date a total of 8530 meters (27,985’) of diamond drilling has been carried out in 28 drill holes, throughout the western side of the property. The drilling has been carried out to test the extent and nature of mineralized quartz veins that appear to be similar in type and mineral grades as that found in the existing Kenville Gold Mine vein system. D ue to these excellent findings on the new gold vein structures, Anglo Swiss has decided to extend the drilling program to a potential 10,000 meters to prove up the strike and depth extensions of the vein system.

The current drill program on the west side of Eagle Creek has established the presence of four main veins of widths up to one meter. The veins are generally parallel to one another, trending northwesterly and dipping on average 45 degrees to the northeast. Mineralized veins are consistently present through approximately 400 meters (1,312’) of strike, between Line 2450N to 2850N. The vein system appears to continue or is open to the north. The mineralized quartz veins found on the west side of Eagle Creek have been intersected at depths of at least 100 meters below the lowermost (257) level of the adjoining Kenville Mine which was responsible for over 2 metric tonnes of gold production.

The drill program has now been expanded to the west side of the property to test the Kenville Gold Mine veins at depth below the known mine workings. This drilling is currently in progress and will consist of at least 10 drill holes, totalling four to five thousand meters of drilling with expansion to 10,000 meters.

The presence of locally significant concentrations of copper mineralization has also been seen in many of the drill holes. Copper values are generally found in sporadic zones of foliated diorites as disseminations or fracture fill concentrations of chalcopyrite +/- trace bornite often associated with increased carbonate and magnetite concentrations.

A structurally controlled mineral zone of approximately 5 to 10 meters (16.4’ to 32.8’) width is seen to occur consistently through approximately 750 meters (2,460’) of strike length throughout the western side of the property. The zone consists of strong fracturing with associated quartz-carbonate veinlets carrying locally strong concentrations of chalcopyrite with minor associated molybdenite. This mineral zone was clearly evident in Teck drill hole TK95-03 (1.03% Cu /8.7m) as well as in current drill hole AK08-05, which contained strong chalcopyrite mineralization across 6 meters (19.6’). Similar style mineralization was also seen in drill holes AK08-26, AK08-27 and AK08-28, drilled at the southern end of the property. This structurally controlled copper zone is believed to account for the consistent copper-molybdenum-silver soil anomaly extending through approximately 800 meters of strike length throughout the western portion of the Kenville property.

Assay values for the current drill program will be released by Anglo Swiss in their entirety following interpretation with results of the concurrent geophysical (IP) exploration work presently being carried out over the property area.

Legal Status Kenville

This property was subject to an Option Joint Venture Agreement (“OJVA”) that lapsed on September 5, 2006, as the Optionee to the OJVA did not meet the required exploration expenditures of $700,000 due by that date. During August of 2006, the Company was advised by the Optionees that they alleged to have completed the required expenditures of $700,000 as required under the OJVA.

The Company commenced with an independent audit of the Optionees’ alleged exploration expenditures in accordance with the OJVA. The Optionees did not cooperate with the audit and the audit was completed with no evidence that $700,000 in expenditures had been achieved.

Anglo Swiss Resources Inc. filed a statement of defense in response to a lawsuit commenced in the Supreme Court of British Columbia file no. S068401 dated December 28, 2006 by Tracer Enterprises Ltd., Babylon Enterprises Ltd., Foaming Holdings Ltd. and Glacial Holdings Inc., collectively the “Optionees” with respect to the Option Joint Venture Agreement (“OJVA) on the Kenville Mine property. An additional identical suit was served in November of 2007 and both are being defended.

In its statement of defense, Anglo Swiss denied the allegations contained in the Optionees' statement of claim. In particular, Anglo Swiss says that the claim is without merit as it had been brought before the audit has determined whether the Optionees are entitled to exercise the option. A claim to have a joint venture declared at that stage would be an attempt to avoid the audit procedure that Anglo Swiss and the Optionees agreed to when they entered the OJVA. Further, Anglo Swiss has denied the Optionees' allegations of breach of contract or breach of duty of good faith as being without basis.

Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as counsel in this matter.

Northwest Territories Fry Inlet Property (Optioned up to 60%)

Fry Inlet Diamond Property the Company performed two exploration programs in 2007 on the Fry property. The Company contracted with Aurora Geosciences Ltd. of Yellowknife, NWT, to conduct ground geophysics consisting of MAG/HLEM surveys. This program preceded the Company's proposed 1,500-metre drill program scheduled for mid summer.

The 2007 geophysics program generated 39 magnetic and 34 electromagnetic anomalies for drilling and a significantly diamondiferous kimberlite was confirmed to date. MPH Consulting Ltd. interpreted the 2006 Fugro airborne survey data earlier that year and its report far exceeded management's expectations as MPH identified 39 magnetic anomalies conforming to an idealized

Lac de Gras-style intrusive diatreme (16 ranked as A and 23 as B plus). There were another 34 electromagnetic anomalies (10 ranked as A and 24 as B plus) again conforming to an idealized diatreme model -- prime contexts for the possibility of diamond-bearing kimberlites.

The LI 201 kimberlite produced 14 macrodiamonds and 46 microdiamonds from a previous drill program in the 1990s and is contained within a cluster of seven anomalies that the 1,500-metre drill program will test this year.

Ground geophysics to provide initial drill target selection.

Aurora's program was based on a survey involving approximately 18.0 line kilometres of total field magnetics and approximately six line kilometres of horizontal loop electromagnetics. Aurora mobilized a six-man crew to conduct this project. Standard gridding was completed on 100-metre lines for the horizontal loop EM surveys. The total field magnetic surveys was completed using non-differential GPS navigation and control.

Anglo Swiss’ technical staff  reviewed MPH's recommendations and selected a cluster of seven targets for NQ drilling, including re-drilling the significantly diamondiferous LI-201 kimberlite upon completion of the ground geophysics program. The data collected by Aurora was again interpreted by MPH Consulting to assist Anglo's technical staff in selecting the order and priority of additional drill targets within the cluster.

In August of 2007 the drill program was initiated. Drilling on the LI-201 kimberlite was carried out over the period Aug. 22 to Sept. 19, 2007. The drilling program consisted of five core holes, totalling 421.6 metres (1,383.2 feet). Two of the drill holes contained intercepts of LI-201 kimberlite. Drill holes Y07-04 and Y07-05 intersected kimberlite totalling 20.25 metres and 14.75 metres, respectively. The material sampled from these two drill holes had a combined weight of 58.0 kilograms, and was obtained from six separate subsamples of split NQ-size drill core. The samples were sent to C.F. Minerals Research Ltd., of Kelowna, B.C., for processing and indicator mineral and microdiamond recovery, and a total of 30 diamonds were recovered. The "Diamond distribution in CIM square mesh sieve classes" table shows the stone size distribution for the combined sample.

    DIAMOND DISTRIBUTION IN CIM SQUARE MESH SIEVE CLASSES (MM)

Combined     0.106     0.15    0.212     0.3    0.425   0.6    Total

weight(kg)   sieve     sieve   sieve     sieve  sieve   sieve

       7           9       1                                          17

Note: Thirteen additional microdiamonds passed through a 0.106-millimetre square mesh sieve for a total diamond count of 30 microdiamonds. In total, 17 diamonds greater than 0.106 mm have been recovered, which equates to 293 diamonds (more than 0.106 mm) per tonne of kimberlite.

The drill program tested geophysical targets as well as to confirm the location and nature of the previously discovered LI-201 kimberlite. Due to continuing mechanical problems throughout the drill program, and with the onset of winter conditions, the drilling program was considerably reduced from its originally intended 1,500-metre program.

The results obtained from the latest study confirm the diamondiferous nature of the LI-201 kimberlite. The company has conducted airborne geophysics over the body and believes that potential exists for additional phases of kimberlite beyond the area of the current drill intersections. Additional work on the compositions of the indicator mineral recovered and analyzed by C.F. Minerals from LI-201 is currently being carried out by Mineral Services Canada Inc. of North Vancouver, B.C. Mineral Services Canada Inc. will be retained to carry out interpretive studies pertaining to future diamond exploration programs by Anglo Swiss.

With only four drill holes that have intersected the LI-201 kimberlite (two by Kennecott and two by Anglo Swiss) over a small area (50 m by 75 m), the overall size and nature of the kimberlite zone requires further evaluation and testing. Anglo Swiss is in the third year of a five-year option agreement with New Shoshoni Ventures Ltd. that allows Anglo Swiss to earn up to a 60-per-cent interest in the Fry Inlet property be incurring $6.2-million in exploration expenditures.

At present, Anglo Swiss is in the planning stages for carrying out a detailed program of ground geophysics that will test the known area of the LI-201 kimberlite and to locate extensions or larger masses related to the known kimberlite zone. The LI-201 kimberlite zone is located on the immediate edge of a small lake. Due to the recessive nature of kimberlite bodies, the small lake may represent a topographic depression caused by partial glacial erosion of a larger hidden body of kimberlite. The known area of the LI-201 kimberlite may represent a linear dike structure of kimberlite emanating from a larger kimberlite body underlying the adjacent lake. Part of the proposed geophysics program will be carried out over the lake area to test the hypothesis of a hidden kimberlite body under the lake.

Results of operations – Six Months Ended June 30, 2008

At June 30, 2008 the Kenville property is carried at $2,964,529 in acquisition and exploration expenditures, plus fixed assets of certain plant and equipment of $822,646 for a total of $3,787,175, which has significantly increased since December 31, 2007. The Company has continued its rehabilitation of the Milling facility at the Kenville as it has implemented the aggregate business to the immediate Nelson area through its wholly owned subsidiary “Kenville Sand & Gravel Inc.”  During the six month period $1,105,891 was expended on the property in the mill and plant infrastructure and the geophysical and drill programs which commenced in May of 2008.

The Fry Inlet property incurred $50,943 in expenditures as the Company has filed its assessment report for the 2006/2007 explorations seasons and has expended $1,290,356 to-date on this property.

The Company is required to expend $800,000 in exploration expenditures in relation to the Option Joint Venture Agreement with New Shoshoni Ventures in 2008. The Company is currently sourcing crews to perform ground geophysics this year and has sufficient funds available to meet its current obligations. The Company has met the first two years exploration obligations due by May 25, 2007 of $600,000 and completed the anniversary payments of $30,000, $35,000 and $40,000 due May 25, 2006, 2007 and 2008.

Cash resources at June 30, 2008 were $1,989,737 compared to only $104,023 at June 30, 2007 and $4,364,157 at December 31, 2007. The Company completed four private placements in 2007 raising over $6 million. The Company has expended 55% of its cash resources in the first 6 months of 2008 due to the extensive exploration activity and the capital costs attributed to the rehabilitation of the mill and plant infrastructure.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future.  Accordingly, there is some doubt about the ability of the company to continue as a going concern.

Summary of Quarterly Results (Un-audited)

The following table sets out selected quarterly financial information of Anglo Swiss. Anglo Swiss’ interim financial statements are prepared by management, in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Total Assets	Resource Properties	Working Capital	Revenues	Net Loss	Basic and Diluted Loss per Share
2nd. Quarter 2008	$8,945,015	$5,811,083	$1,939,647	NIL	($1,032,573)	(0.01)
1st Quarter 2008	$9,402,294	$4,768,473	$3,464,473	NIL	($418,887)	(0.01)
4th Quarter 2007	$9,717,623	$4,586,447	$3,828,978	NIL	($1,735,076)	(0.02)
3rd Quarter 2007	$6,787,838	$5,077,267	$185,493	NIL	($306,770)	(0.00)
2nd Quarter 2007	$5,727,258	$4,593,131	($433,621)	NIL	($185,929)	(0.00)
1st Quarter 2007	$5,391,301	$4,525,154	($543,669)	NIL	($101,015)	(0.00)
4th Quarter 2006	$5,436,393	$4,323,394	($455,069)	NIL	($225,487)	(0.0025)
3rd Quarter ‘06	$5,325,444	$4,236,471	($356,186)	NIL	($197,509)	(0.0025)

Q2 Ended June 30, 2008

During the quarter ended June 30, 2008, Anglo Swiss sustained a loss of $613,686; the loss for the similar period of 2007 was $185,929. The Company incurred increased expenses in most of the categories related to the general administrative expenses and exploration in the 2nd quarter of 2008 compared to the same period in 2007.

Administrative fees for the 3 month period in 2008 were $40,157 compare to $10,131 in 2007; Consulting fees were $54,000 ($15,00 – Q2 2007); Depreciation costs were $45,417 compared to

$854 as the mill and plant are back in production in the crushing of waste rock for the aggregate business and accordingly are now being depreciated.

General Exploration also increased within the period to $53,047 for ($1,895 - Q2 2007); while Professional Fees were lower at $13,569 compared to $$69,397 in Q2 of 2007. Shareholder’s  Information and Travel and Promotion were also increased to $208,350 during the recent quarter ($20,873 – Q2 -2007) due to the increased investor relations and financial activities as the Company utilized the continued strong investment interest in the junior exploration markets to meet its 2008 business objectives and future expansion of its properties and operations through 2009.

Stock-based compensation in Q2 of 2008 was $207,172 and in Q2 of 2007, $53,100 was charged, a non-cash related expense.  Seasonally operations consist of general administrative expenses attributed to the day to day operation of the public side of the business, with the exception of any extraordinary events.

Liquidity

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.

The Company’s mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in attracting partners to continue development and exploration of its properties, there is no assurance that these trends will continue indefinitely.  The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.

Based on its existing working capital of $1,939,647 at June 30, 2008 the Company has sufficient capital to meet its ongoing corporate obligations and fund its exploration programs through 2008. The Company will require additional financing to further exploration of its mineral properties and to meet its ongoing obligations in the upcoming years. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.

The Company has work commitments for capital expenditures of $800,000 from the New Shoshoni Option and Joint Venture Agreement due this current year and has paid the final anniversary payment of $40,000 in May of 2008. The Company has also made cash payments due in 2008 in relation to the Blu Starr property and the McAllister Property, but these collectively were relatively minor expenses, $27,802 to keep these clams in good standing through the current year.

Capital Resources

At June 30, 2008 Anglo Swiss had paid up capital of $18,397,447, representing 101,637,837 common shares without par value, and a deficit of $8,945,015 resulting in a shareholder’s equity

(or net assets) of $7,929,791 (December 31, 2007 - $9,182,444).  Anglo Swiss has working capital of $1,939,647 at June 30, 2008 and had a working capital deficiency of $433,621 at June 30, 2007.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future. The Company may also finance itself through the exercise of options and warrants outstanding; although this avenue of funding is directly related to the capital markets and the future share price of its common shares within the marketplace and therefore should not be relied upon.

The Company closed a four private placements in 2007 for $6.3 million and issued 13 million warrants attached to these placements that expire from October 2007 through December 2009. The Company has at June 30, 2008 – 19,605,000 options granted at $0.10 to $0.47 per share to directors, officers and consultants that expire at various dates from February 2008 to June 2013.  At June 30, 2008 there were 12,501,250 options exercisable.

Additional Disclosure for Ventures without Significant Revenue

Additional disclosure concerning Anglo Swiss’ general and administrative expenses and resource property costs is provided in the Company’s Statement of Loss and Deficit and the Schedule of Resource Property Costs contained in its Financial Statements for June 30, 2008 and the audited year end statements at December 31, 2007; both are available on the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov.

Outstanding Share Data

Anglo Swiss’ authorized capital is 500,000,000 common shares without par value.  As at June 30, 2008 there are 101,637,837 common shares issued and outstanding.  As at June 30, 2008 the following options and share purchase warrants are outstanding:

Options Outstanding	Number of Shares	Weighted Average Exercise Price

Options outstanding - January 1, 2008	14,375,000	$0.11
Granted	5,655,000	$0.25
Exercised	(425,000)	$0.104
Expired	-	-
Options outstanding – June 30, 2008	19,605,000	$0.11

Options exercisable – June 30, 2008	12,501,250	$0.12

Warrants Outstanding

	Expiry Date	Exercise Price	Amount

Warrants outstanding - January 1, 2008	Dec. 29, 2009	$0.37	13,831,512
Granted during year		-	-
Exercised during year		$0.19	(790,000)

Warrants outstanding – June 30, 2008		$0.43	13,041,512

Contractual Obligations

There are no long or short term contractual obligations as of the date of this report, other than described herein.

Off-Balance Sheet Arrangement

The Company has no debt, does not have any used line of credits or other arrangements in place to borrow funds, and has no off-balance sheet arrangements. The Company has no other current plans to use debt financing and does not use hedges or other derivatives.

Transaction with Related Parties to June 30, 2008

a)

Included in accounts payable and accrued liabilities is $302,617 (2007 - $164,467) due to directors and organizations controlled by directors, and $15,717 (2007 - $139,854) due to a law firm in which an officer of the company is a partner.

b)

The company incurred consulting fees of $133,000 (2007 - $30,000) for management services provided by directors or officers or organizations controlled by such parties.

c)

The Company incurred fees of $84,000 (2007 - $nil) for investor relations consulting services provided by a director and officers or organizations controlled by such parties

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Financial Instruments

The Company’s financial instruments consist of cash, receivables and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Disclosure Controls and Procedures

As of June 30, 2008, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

Subsequent Events to June 30, 2008

Anglo Swiss Resources Inc. has extended the expiration date related to 5.35 million warrants issued in a private placement completed on August 10, 2007 to February 10, 2009. The option price is unchanged.

Changes in Accounting Policies

On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees and directors. Accordingly, compensation expense was recorded on the grant of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant.

Additional Information

Additional information is available at the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov. The Company files a Form 20F in the United States and also files the Form 20F as its alternative form of Annual Information Form (AIF) in Canada.  Copies available by written request.

BY ORDER OF THE BOARD OF DIRECTORS OF
ANGLO SWISS RESOURCES INC.
DATED August 20, 2008

“LEN DANARD”
Len Danard, President & CEO

Cautionary Statement- Forward-Looking Information

This quarterly management discussion and analysis (“Quarterly MD&A”) contains forward-looking statements and information relating to Anglo Swiss Resources Inc. (“Anglo Swiss” or the “Company”) that are based on the beliefs of its management as well as assumptions made by and information currently available to Anglo Swiss.  When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

This Quarterly MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Anglo Swiss’ exploration properties.  Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements whether expressed or implied by such forward-looking statements.  Important factors are identified in this Quarterly MD&A.